FORM 4 [__] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Meanwell, Clive A (Last) (First) (Middle) c/o The Medicines Company 5 Sylvan Way (Street) Parsippany, NJ 07054 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Medicines Company - MDCO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) 11/25/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   X    Director                                __   10% Owner

   X    Officer (give title below)        __   Other (specify below)

    Executive Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)

  _ X _    Form filed by One Reporting Person

  ____    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Forward Contract (right/obligation to sell)	(1)	11/25/2002		J			(1)	(1)	(1)	Common Stock	(1)	(1)	(1)	D

Explanation of Responses:  (1) On November 25, 2002, Clive A. Meanwell entered into a pre-paid variable forward sales contract ("Forward Contract") with Bear Stearns Bank plc ("Bear"). Pursuant to the Forward Contract, Dr. Meanwell has pledged 350,000 shares of Common Stock of The Medicines Company to secure his obligation to deliver a maximum of 350,000 shares of Common Stock on February 14, 2006 (the "Settlement Date"). The 350,000 shares represent approximately 30% of the combined number of shares of Common Stock of the Company currently owned and subject to options held by Dr. Meanwell. Prior to the Settlement Date, Dr. Meanwell retains voting control over the 350,000 shares subject to the Forward Contract. In exchange for his agreement, Dr. Meanwell will receive on or about December 2, 2002 $4,103,190, representing approximately 70% of the proceeds of the sale of 350,000 shares of Common Stock on November 25 and 26, 2002. The actual number of shares that Dr. Meanwell is obligated to deliver in 2006 varies based on the average closing price of the Common Stock during the seven week period prior to the Settlement Date (the "Settlement Price"), as follows:

     *if the Settlement Price is at or above $28.39 per share (the "Ceiling Price"), Dr. Meanwell is obligated to deliver a number of shares equal to the product of (a) 350,000 and (b) the ratio that is obtained by dividing the sum (x) $14.195 per share (the "Floor Price") and (y) the difference between the Settlement Price and the Ceiling Price, by the Settlement Price, and
     *if the Settlement Price is between the Floor Price and the Ceiling Price, Dr. Meanwell is obligated to deliver a number of shares equal to the product of (a)350,000 and (b) the ratio that is obtained by dividing the Floor Price by the Settlement Price, and
     *if the Settlement Price is at or below the Floor Price, Dr. Meanwell is obligated to deliver 350,000 shares.

     The number of shares of Common Stock to be delivered by Dr. Meanwell is subject to adjustment in the case of certain antidilutive and extraordinary events and the payment of any dividends by the Company on the Common Stock.

/s/ Clive A. Meanwell	11/27/2002
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.